For period ending 12/31/03
File number 811 -    116


77(C).       Matters submitted to a vote of security holders.

       a)    Meeting of shareholders - August 11, 2003

               (1) Directors elected:

     Louise H. Bryson, Mary Anne Dolan, Martin Fenton, Leonard R. Fuller, Claudio X. Gonzalez Laporte, Paul G. Haaga, Jr., James B. Lovelace, John G. McDonald, Bailey Morris-Eck, Richard G. Newman, Donald D. O'Neal, Olin C. Robison, James F. Rothenberg, R. Michael Shanahan, William J. Spencer.

               (2) Ratification or rejection of the selection by the Board of Directors of PricewaterhouseCoopers LLP as the independent accountant

Votes:               Affirmative              Against           Abstain

1,448,023,027        1,420,846,347            8,414,915         18,761,765